SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

24 June 2002

Royal & Sun Alliance Insurance Group plc
(Translation of registrant's name into English)

30 Berkeley Square
London W1J 6EW
Great Britain
(Address of principal executive offices)

Form 20-F ☒ Form 40-F ☐
[indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Yes ☐ No ☒
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

ROYAL & SUNALLIANCE

30 Berkeley Square
London W1J 6EW

Telephone +44 (0)20 7636 3450
Facsimile +44 (0)20 7569 6280

BY COURIER: W0500

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

24 June 2002

Re: Royal & Sun Alliance Insurance Group plc / Form 6-K

Ladies and Gentlemen:

On behalf of Royal & Sun Alliance Insurance Group plc (the "Company"), I enclose herewith for submission pursuant to the rules promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), eight complete copies of a Form 6-K, one of which has been manually signed, containing a stock exchange announcement issued by the Company on the 24th June 2002. As provided for in the rules governing use of the Form, the information and documents furnished under cover of the Form 6-K shall not be deemed "filed" for the purposes of Section 18 of the Act.

By copy of this letter, I am forwarding three copies of this Form 6-K, one of which has been manually signed, to the New York Stock Exchange, Inc.

Please acknowledge safe receipt by stamping and returning the enclosed copy of this letter in the envelope provided.

Sincerely,

J V Miller
~~Director~~ Financial Control &
Group Company Secretary

Enclosures

cc: Mr. G. Krowitz
The New York Stock Exchange, Inc.

Ms. Nancy Ward
Citibank N.A.

Mr. Gregory B. Astrachan
Willkie Farr & Gallagher

Full Text Announcement

Company	Royal & Sun Alliance Ins Group PLC
TIDM	RSA
Headline	Holding(s) in Company
Released	13:30 24 Jun 2002
Number	6560X

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Royal & Sun Alliance Insurance Group plc

2) Name of shareholder having a major interest

Brandes Investment Partners, L.P.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Holding of the shareholder named in 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5) Number of shares/amount of stock acquired

Not disclosed

6) Percentage of issued class

Not disclosed

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 27.5p each

10) Date of transaction

14 June 2002

11) Date company informed

24 June 2002, by way of a letter dated 20 June 2002

12) Total holding following this notification

88,736,917 ordinary shares of 27.5p each.

Of the total holding, 16,593,320 ordinary shares of 27.5p each are held in the form of 3,318,664 American Depositary Receipts (one American Depositary Receipt represents five ordinary shares of 27.5p each).

13) Total percentage holding of issued class following this notification

6.2%

14) Any additional information

15) Name of contact and telephone number for queries

Caroline Webb 020 7569 6075

16) Name and signature of authorised company official responsible for making this notification

Jan Miller

Group Company Secretary

Date of notification 24 June 2002

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 24 June 2002

By: (Signature)*

Name: J V Miller
Title: Director Financial Control & Group Company Secretary

---

* Print the name and title of the signing officer under his signature.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal & Sun Alliance Insurance Group plc
(Registrant)

Date: 24 June 2002

By: /s/ J V Miller
(Signature)*
Name: J V Miller
Title: Director Financial Control & Group Company Secretary

* Print the name and title of the signing officer under his signature.